Exhibit 99.3

NOTICE AND ACCESS NOTIFICATION

& AVAILABILITY OF PROXY MATERIALS

FOR SNDL INC.’s

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MEETING DATE AND LOCATION

Date and Time: Tuesday, July 29, 2025 at 10:00 a.m. (Toronto time)

Location: virtual-only meeting via live audio webcast online at: https://meetings.lumiconnect.com/400-949-043-587

Notice is hereby given that the annual meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of SNDL Inc. (the "Corporation" or “SNDL”) will be held virtually via live audio webcast online at: https://meetings.lumiconnect.com/400-949-043-587on Tuesday, July 29, 2025, at 10:00 a.m. (Toronto time).

NOTICE AND ACCESS

You are receiving this notification because SNDL has elected to use the notice-and-access provisions (“Notice and Access”) under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer for the Meeting in respect of mailings to beneficial holders of Common Shares. Proxy materials for the Meeting are available to Shareholders for viewing and downloading online. This document provides an overview of these materials.

Shareholders are reminded to access and review the information circular and other proxy materials available online prior to voting.

NOTICE AND ACCESS

Materials for the Meeting are available at:

www.sedarplus.com

or

https://odysseytrust.com/client/sndlinc/

Obtaining Paper Copies Meeting Materials

Shareholders may request to receive paper copies of the Meeting materials by mail at no cost. Requests for paper copies must be received by July 16, 2025, for the paper copy to be delivered in advance of the Meeting. Shareholders may request a paper copy of the Meeting materials up to one year from the date the Meeting materials were filed on www.sedarplus.com. For more information regarding Notice and Access or to obtain a paper copy of the Meeting materials, please contact our transfer agent, Odyssey Trust Company, via their website at www.odysseycontact.com or by phone at 1-888-290-1175 (within North America) or 1-587-885-0960 (outside North America).

Stratification

The Corporation is providing paper copies of its information circular for the Meeting to its registered shareholders and to those beneficial shareholders who have existing instructions on their account to receive paper materials.

BUSINESS OF THE MEETING

The resolutions to be voted on at the Meeting, described in detail in SNDL’s related information circular in the section titled “Particulars of the Matters to be Acted Upon at the Meeting”, are as follows:

Financial Statements:	Receive and consider the audited financial statements of the Corporation for the year ended December 31, 2024 and the auditors' report thereon

Number of Directors:	Shareholders will be asked to fix the number of directors of the corporation at seven (7) members.

Election of Directors:	Shareholders will be asked to elect seven (7) directors for the ensuing year or until their successors are appointed or elected.

Appointment of Auditor:

Shareholders will be asked to re-appoint CBIZ Inc. (formerly Marcum LLP) as the auditors of the Corporation for the ensuing year and to authorize SNDL’s board of directors to fix the auditor's remuneration.

Approval of Equity Compensation Plans and Unallocated Awards:

Shareholders will be asked to consider and, if deemed advisable, pass, with or without variation, an ordinary resolution of Shareholders approving (a) the stock option plan of the Corporation and the unallocated stock options issuable thereunder, and (b) the restricted and performance share unit plan of the Corporation and the unallocated restricted share units and performance share units issuable thereunder.

Other Business:	Shareholders may be asked to transact other items of business that may be properly brought before the Meeting or any adjournment or postponement thereof.

VOTING

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by 10:00 am (Toronto time) on July 25, 2025.